AMSCAN HOLDINGS, INC.
80 Grasslands Road
Elmsford, NY 10523
AMSCAN ACQUISITION, INC.
c/o Berkshire Partners LLC
One Boston Place
Boston, MA 02108
October 19, 2007
Daniel F. Duchovny, Esq.
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     RE: Factory Card & Party Outlet Corp.
            Schedule TO-T filed October 1, 2007 by Amscan Holdings, Inc. and Amscan
            Acquisition, Inc. (the “Filing”)
            SEC File No. 005-49243
Dear Mr. Duchovny,
     Please be advised that, in connection with the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by facsimile on October 10, 2007, with regard to the above referenced Filing by Amscan Holdings, Inc. and Amscan Acquisition, Inc. (collectively, the “Company”), the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call David Chapin of Ropes & Gray LLP at (617) 951-7371 if you have any questions. Thank you for your assistance.
Very truly yours,

AMSCAN HOLDINGS, INC.			AMSCAN ACQUISITION, INC.

By:	/s/ Michael Correale		By:	/s/ Robert J. Small

	Name:	Michael Correale		Name:	Robert J. Small
	Title:	Chief Financial officer		Title:	President